[Letterhead of Wintrust Financial Corporation]

December 20, 2011

Via EDGAR and Federal Express

Securities and Exchange Commission

100F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attn: John P. Nolan

Re: Wintrust Financial Corporation

Form 10-K for the Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the Quarter Ended June 30, 2011

Filed August 9, 2011

Response dated October 4, 2011

File No. 001-30577

Ladies and Gentlemen,

On behalf of Wintrust Financial Corporation (The “Company” or “Wintrust”), I am writing in response to the comments contained in the comment letter dated December 1, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. For your convenience, three (3) courtesy copies of this letter are also being delivered, by Federal Express, to John P. Nolan.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our response. Please note that this letter does not include information regarding the Company’s results for the year ended December 31, 2011, as such results are not yet available.

To facilitate the Staff’s review of our responses to the Staff’s Comments 1-10, please note the following regarding the composition of our Level 2 investment portfolio as of December 31, 2010:

Security	Dollar Value	Percentage of Level 2 Portfolio
U.S. Treasuries, U.S. Government Agencies, Agency Mortgage-Backed Securities	$1.1 Billion	79%
Corporate notes and Other	$252.0 Million	18%
Equity Securities	$11.6 Million	1%
Municipal and Non-Agency CMOs	$36.5 Million	2%

TOTAL	$1.4 Billion	100%

Based upon the nature of our investment portfolio, our investments are generally actively traded or have similar securities active in the market. As a result, we believe that observable market-corroborated inputs are available to appropriately price and classify these securities in the fair value hierarchy.

Form 10-K for the Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note (23) Fair Value of Financial Instruments, page 133

1. We note from your response to comment 5 of our letter dated September 21, 2011 that you use an outside provider as the source for Level 2 security valuations. Please tell us whether you obtain an independent auditor’s report or other documentation from your outside provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

Yes, we obtained an independent auditor’s report from our outside provider regarding its controls over valuation of those securities we classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

We received and reviewed our outside servicer’s independent auditor’s “Report on Controls Placed in Operation and Tests of Operating Effectiveness” (“SAS 70”). According to this report, the outside servicer has controls in place over valuation of securities to support completeness and accuracy of the prices we receive.

Given our responsibility to determine the proper classification of our investment securities in the fair value hierarchy for financial reporting purposes, we received and reviewed additional documentation from our outside service provider detailing the types of data inputs used in their valuation methodologies for each security class. Based upon our review of this documentation, we believe the inputs utilized by our service provider are observable market corroborated inputs and are consistent with our classification of these securities in Level 2 of the fair value hierarchy. Please see our response to the Staff’s comment number 3 for a further discussion.

2. Please describe to us any controls deficiencies identified related to the outside provider’s valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

The SAS 70 report did not disclose any control deficiencies related to our outside provider’s valuation of Level 2 securities.

3. Please explain to us whether any documentation from the outside provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

The pricing information we receive from our outside provider on a monthly basis does not include caveats or disclaimers about the pricing information provided. However, the documentation we received from our outside provider discussed in our response to the Staff’s comment number 1 which details the methodologies used to obtain valuations, does contain disclaimers about the pricing information provided. These disclaimers clarify that data provided may not be complete or free from errors, omissions, or defects. We primarily rely on our internal control processes as discussed below and, to a lesser extent, the outsider provider’s SAS 70 report, which states that our outside provider has controls in place over valuation of securities, to support completeness and accuracy of the prices we receive.

Our internal control processes related to securities valuation involves the Investment Operations Department along with the Senior Vice President of Investments and the Chief Financial Officer of each of the Company’s bank subsidiaries. Each of these parties performs a monthly analytical review of the prices received from the outside service provider. The individuals involved in these reviews have the experience and knowledge of industry and economic events which could affect interest rate movements, which is the main driver of market value movements in our investment portfolio. These reviews are performed at the individual security and security class level. As discussed above, most of the securities in our portfolio are comprised of traditional securities with minimal credit risk. Any securities that have a market value movement or change that is inconsistent with expectations based upon the current market and rate environment are investigated and another third party valuation is obtained.

U.S. Treasuries, U.S. Government Agencies, and Agency Mortgage-Backed Securities comprise 79%, or $1.1 billion, of our Level 2 investment portfolio. As these are actively-traded, traditional securities, available market information, including but not limited to current yields, interest rates, and benchmark securities, provide us with information that we believe would be used by other market participants in the valuation of these securities. Since these inputs used in pricing 79% of our portfolio are observable market-corroborated inputs, we believe that Level 2 classification in the fair value hierarchy is appropriate.

Further, “Corporate notes and Other” securities comprise 18%, or $252.0 million, of our Level 2 investment portfolio. These are primarily investment-grade securities. Observable market-corroborated inputs are also available related to these securities, including current interest rates and spreads. We believe these inputs would be used by other market participants in valuation of securities. In addition, current credit spreads and option-adjusted spreads are reviewed by the Senior Vice President of Investments to further corroborate our market valuations.

While we believe our procedures are sufficient to determine that we have complied with GAAP relating to valuation and have effective ICFR, in light of the Staff’s concern surrounding internal controls over valuation of securities and their classification in the fair value hierarchy, beginning in the fourth quarter of 2011, we are supplementing our internal procedures to include the following on a quarterly basis:

•	For a sample of investment securities, representative of all asset classes, we will corroborate our vendor’s price by obtaining pricing from a different pricing source.

•

A sample of investment securities prices, representative of all asset classes, will be challenged and the inputs used by the outside provider will be obtained so that we can validate that the outside provider followed their methodology as detailed in their documentation, that the inputs are reasonable, and that the security is appropriately classified in the fair value hierarchy.

•

“Look back” testing will be performed by taking a sample of securities transactions in the quarter and comparing pricing from the outside provider to determine if it is consistent with the actual market price.

These supplements to our existing internal procedures will provide us with further corroboration that our outside provider’s pricing methodology complies with ASC 820.

4. Please describe to us the following:

a) the frequency with which you challenge the pricing of any particular Level 2 security received from the outside provider;

b) the results of such challenges; and

c) the impact the challenges had on your assessment of the outside provider’s internal controls.

As discussed in our response to the Staff’s comment number 3, we review the pricing of each Level 2 security received from our outside provider on a monthly basis and during these reviews, if deemed necessary, Management questions a security valuation supplied by the outside provider. Where a valuation is questioned we obtain pricing from another third party vendor. These valuations uniformly substantiated the valuation provided by our outside provider. Since these challenges validated the pricing of any particular Level 2 security, these challenges did not change our assessment of the outside provider’s internal controls as documented in their independent auditor’s SAS 70.

5. Please tell us whether the outside providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

We have received documentation from our outside service provider detailing the data inputs used in their valuation methodologies for each security class. This documentation stated that the standard market inputs used for evaluations of securities, listed in approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. Based on our review of this document in conjunction with the types of investments within our portfolio we were able to determine that the pricing methodology complies with ASC 820.

We have relied, to a lesser extent, upon the outside servicer’s independent auditor’s SAS 70 and the provider’s controls in place to confirm the completeness and accuracy of the market data used.

Please see our response to the Staff’s comment number 3 for further discussion of our additional internal control procedures related to securities valuation.

6. We note from your response to prior comment 5 that you evaluate whether the assumptions underlying your outside provider’s valuation of the securities are reasonable and not inconsistent with the information that would be used by other market participants to value these types of securities. Please tell us whether these assumptions are the same as the inputs mentioned in the third sentence of your response to prior comment 5 (i.e., benchmark yields, bids, issuer spreads, etc.). If not, describe to us these assumptions and how you ensure that they are not inconsistent with the information that would be used by other market participants.

Yes, these assumptions are the same as the inputs mentioned in the third sentence of our response to prior comment 5 (i.e., benchmark yields, bids, issuers spreads, etc).

7. Please clarify for us how the outside provider determines whether to use “matrix or model pricing” or “indicators from market makers” and how you are comfortable that the approach taken is consistent with that of market participants.

As noted in our response to the Staff’s prior comment number 5, the outside provider only uses quotes from market makers when the standard market inputs are not available. We believe that our outside provider has used inputs which are consistent with that of market participants. Please see our response to the Staff’s comment number 3 for further discussion of the procedures we have in place to assure that our outside provider’s methodology complies with ASC 820.

8. Please explain to us how the Investment Operations Department determines if there are “unusual or unexpected movements in market values”, as you explained in your response to prior comment 5. Tell us how the market values used in this analysis differ from the information provided by outside service providers.

Please see our response to the Staff’s comment number 3 above for an explanation of the Investment Operations Department’s procedures to determine if there are “unusual or unexpected movements in market values.” The market values used in this analysis do not differ from the information provided by outside service providers.

9. Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

There were no control deficiencies identified in our internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy.

10. It appears from your response to comment 5 of our letter dated September 21, 2011 that different observable market data may be used for different securities or classes of securities. Please tell us whether the outside provider gives you a list of the particular inputs used for each security or class of security in sufficient detail and how you assess whether the inputs result in a valuation that complies with ASC 820.

Please see our response to the Staff’s comment number 5 above.

Form 10-Q for the Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Allowance for Loan Losses

Restructured Loans, page 81

11. We note your response to comment 15 in our letter dated September 21, 2011. We note that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your future filings to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taking into consideration the borrowers’ credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

We propose to revise our disclosure in response to the Staff’s comment.

The draft of the first revised disclosure is attached as Exhibit 11A. We intend to include the disclosure in footnote 7 (“Allowance for Loan Losses”) in the section entitled “Restructured Loans”. The draft of the second revised disclosure is attached as Exhibit 11B. We intend to include the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the section entitled “Loan Portfolio and Asset Quality - Restructured Loans”.

We undertake to include such revised disclosure in our future filings.

***************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me directly at (847) 615-4047. My fax number is (877) 873-5406, and my email address is lreategui@wintrust.com

Sincerely,

/s/ Lisa J. Reategui
Lisa J. Reategui
Executive Vice President,
General Counsel & Corporate Secretary

Exhibit 11A

All credits determined to be a TDR will continue to be classified as a TDR in all subsequent periods, unless the borrower has been in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) and the modified interest rate represented a market rate at the time of a restructuring. The Managed Assets Division, in consultation with the respective loan officer, determines whether the modified interest rate represented a current market rate at the time of a restructuring. Using knowledge of current market conditions and rates, competitive pricing on recent loan originations, and an assessment of various characteristics of the modified loan (including collateral position and payment history), an appropriate market rate for a new borrower with similar risk is determined. If the modified interest rate meets or exceeds this market rate for a new borrower with similar risk, the modified interest rate represents a market rate at the time of restructuring. Additionally, before removing a loan from TDR classification, a review of the current or previously measured impairment on the loan and any concerns related to future performance by the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review by the Managed Assets Division, the TDR classification is not removed from the loan.

Exhibit 11B

The table below presents restructured loans and shows the changes in the balance of restructured loans by loan category from September 30, 2011:

(Dollars in thousands)	Commercial	Commercial Real Estate	Residential Real Estate and Other	Total
Balance at September 30, 2011	—	—	—	—

Additions	—	—	—	—
Reductions:

Payments received	—	—	—	—
Removal of restructured loan status (1)	—	—	—	—

Charge-offs	—	—	—	—

Balance at December 31, 2011	—	—	—	—

(1)	Loan was previously classified as a troubled debt restructuring (“TDR”) and subsequently performed in compliance with the loan’s modified terms for a period of six months (including over a calendar year-end) at a modified interest rate which represented a market rate at the time of restructuring. Per our TDR policy, the TDR classification is removed.